Exhibit 97.1

CMS ENERGY CORPORATION/ CONSUMERS ENERGY COMPANY (the “COMPANY”)
CLAWBACK POLICY

Introduction
The Company is committed to maintain a culture that reinforces the Company’s pay-for-performance compensation philosophy that is in compliance with applicable federal securities laws, rules, and regulations, including those of the Securities and Exchange Commission (”SEC”) and the New York Stock Exchange (“NYSE”). Therefore, the Compensation and Human Resources Committee (“Committee”) has adopted this policy regarding the recovery of Incentive-Based Compensation in certain circumstances (“Policy”). This Policy shall be effective as of the date it is adopted by the Committee and shall apply to Incentive-Based Compensation that is approved, awarded or granted to Executive Officers on or after that date.
Administration
The Committee shall have full power and authority to construe, interpret and administer this Policy. All decisions, actions or interpretations of the Committee shall be final, conclusive and binding upon all parties. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Securities Exchange Act of 1934 (“Exchange Act”) and any applicable rules or standards adopted by the SEC or NYSE.
Executive Officers
In accordance with the definition of Executive Officer set forth in Rule 10D-1 of the Exchange Act and the NYSE listing standards, this Policy applies to the Company’s current and former Executive Officers who were employed by the Company during the Recovery Period defined below.1 This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
Accounting Restatement
If the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will recover, reasonably promptly and regardless of fault, the amount of Incentive-Based Compensation that was erroneously provided to any person serving as an Executive Officer in any one or more of
1 For purposes of this Policy, the Company’s Executive Officers are listed in the Company’s Form 10-K and in the event they are not otherwise considered Executive Officers, the chief financial officer and chief accounting officer are also Company Executive Officers.

the three completed fiscal years (including a transition period if the date of the fiscal year changes) immediately preceding the date on which the Company is required to prepare an accounting restatement.
The Recovery Period is the earlier of (i) the date the Board, a Board committee, or Company officer(s) concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described above or (ii) the date a court, regulator, or other legally authorized body directs the issuer to prepare an accounting restatement as described above.
Incentive-Based Compensation
Incentive-Based Compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. Currently, Executive Officer Incentive-Based Compensation is awarded through the Performance Incentive Stock Plan and the CMS Incentive Compensation Plan for CMS Energy and Consumers Energy Officers. Incentive-Based Compensation is considered received in the Company’s fiscal period during which the financial reporting measure specified in the award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure does not need to be presented within the financial statements or included in a filing with the SEC.
Incentive-Based Compensation subject to recovery
The amount of erroneously awarded compensation is the Incentive-Based Compensation that is received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated (corrected) amounts and must be computed without regard to any taxes paid. Incentive-Based Compensation is considered to have been received by an Executive Officer in the final year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive-Based Compensation occurs. If the Incentive-Based Compensation was based on stock price or total shareholder return: (i) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received and (2) the Company must maintain documentation of the determination of a reasonable estimate and provide that to NYSE, or its successor. The Committee or its delegate will determine the recovery method.

Exceptions
The compensation recouped under this Policy shall not include Incentive-Based Compensation received by an Executive Officer (i) prior to beginning service as an Executive Officer or (ii) if he or she did not serve as an Executive Officer at any time during the applicable Recovery Period.  The Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the NYSE, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986 and the regulations thereunder.

Indemnification
The Company shall not indemnify any Executive Officer against the loss of any incorrectly awarded Incentive-Based Compensation.
Miscellaneous
The Company’s exercise of recovery under this Policy, shall not prohibit any other remedies the Company may have.
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